August 31, 2011

Ms. Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Zarlink Semiconductor Inc.
Form 20-F for the Fiscal Year Ended March 25, 2011
Filed June 6, 2011
File No. 001-8139

Dear Ms. Blye,

This letter is provided in response to your comment letter dated August 17, 2011, regarding the above-referenced filing.   We appreciate the Staff’s comment, and to assist your review we have retyped the text of the comment in bold below.

General

1.
Please update us on your contacts with Iran since your letters to us of July 31, 2007 and August 27, 2007.  As you know, Iran is identified by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls.  Please tell us about any contacts with Iran since your letters, whether through affiliates, distributors, resellers, subsidiaries, or other direct or indirect arrangements.  Your response should describe any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria or Sudan or entities controlled by these governments.

Zarlink Semiconductor Inc. (Zarlink or the “Company”) continues not to have any direct operations or contacts with Iran; however, the Company does sell products to an unrelated independent distributor in Singapore that has an affiliated office in Iran.  These products are primarily legacy telecommunication networking integrated circuits that are designed into Private Branch Exchange (PBX) equipment.  A PBX is a telephone exchange that serves a particular business or office.  Many of these components were designed approximately 20 years ago, and are readily available from several semiconductor suppliers.  Based upon information provided from the Singapore distributor, it is the Company’s understanding that between Fiscal 2008 and Fiscal 2011, historical annual sales of Zarlink products from this distributor into Iran were as high as US$1.0 million in Fiscal 2009.  In Fiscal 2011, sales from this Singapore distributor into Iran had declined to approximately US$0.2 million. The decline in sales during this period was due to the Company’s discontinuation of certain of these legacy networking products.  Therefore, annual sales in subsequent periods are expected to be consistent with the levels experienced in Fiscal 2011.

The Company does not have any agreements, commercial arrangements or other contracts with the governments of Iran, Syria, Sudan, or entities controlled by these governments.

The U.S. embargo against Iran applies to parts, which are either of U.S. origin or exported from the United States.  The legacy telecommunications networking integrated circuits designed into PBX equipment which are sold by Zarlink’s independent distributor in Singapore to its customers in Iran ("PBX Circuits") are designed, manufactured, assembled, packaged and tested outside of the United States and are shipped directly from either Malaysia or Taiwan to the distributor located in Singapore.  Therefore because the PBX Circuits are neither of U.S. origin nor are they shipped or otherwise exported from the United States by Zarlink or by a U.S. person (Zarlink is a Canadian corporation), the Company believes that neither the sale nor export of the PBX Circuits by Zarlink violate the Iran embargo or are in violation of the OFAC Iranian Transaction Regulations.

As a general matter Zarlink reviews its U.S. exports of integrated circuits for compliance with relevant U.S. export control laws.  Based on the review of those laws and analysis of Zarlink's U.S. business, we believe that the export and sale of Zarlink integrated circuits are exported and sold by Zarlink in compliance with such laws.

2.
Please discuss the materiality of any contacts with Iran described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

As discussed in the foregoing response, Zarlink’s only contact with Iran is through an independent Singapore distributor that has an affiliated office in Iran.  Zarlink’s contracts and product sales are with the distributor in Singapore.  Based upon information provided by this distributor, it had sales of Zarlink products in Iran of approximately US$0.2 million in Fiscal 2011, US$0.2 million in Fiscal 2010, and US$1.0 million in Fiscal 2009.  These sales represent less than 1% of Zarlink’s revenues in each of these fiscal years.  Based upon information provided by this distributor, it had sales of Zarlink products in Iran of less than US$20,000 during the first quarter of Fiscal 2012. These amounts do not constitute a material portion of Zarlink’s overall revenue or a material investment risk to Zarlink’s security holders.

In terms of qualitative factors that would impact investor sentiment towards Zarlink, the Company has considered the applications that may utilize the Zarlink products that are being purchased by the Singapore distributor.  The Company has conducted an assessment to confirm the nature and scope of the products, technologies, equipment, components or services in which Zarlink products could be utilized, and concluded they were not creating a material risk of violating any Canadian or U.S. regulations, or of being used for terrorist related activities.  These products are primarily legacy telecommunication networking integrated circuits that are designed into PBX equipment, to enable basic wired telephone connectivity, and they are not military related devices.  The Company also assessed the ease of access to similar legacy telecommunication networking components, as the technology has been in use for approximately 20 years and is available through a number of similar component manufacturers.  The Company also considered the nature of its relationship with the distributor, which is based in Singapore, to conclude that it is not dealing directly with Iran.  The Company also considered that the Iranian government, or persons or entities controlled by that government, do not receive cash or act as intermediaries in connection with its product sales.  Accordingly, the Company does not believe these product sales constitute a material investment risk for its security holders.

*   *   *   *   *

The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its Form 20-F for the Fiscal Year Ended March 25, 2011 (the “filing”);
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *

We hope you will find this letter responsive to your comments. Should you have any additional comments or questions, please feel free to contact me at (613) 270-7200, or by fax at (613) 592-5470.

Sincerely,

Andre Levasseur
Senior Vice-President of Finance
and Chief Financial Officer

cc: Gary Tanner, President and Chief Executive Officer, Zarlink
Renato Pontello, VP General Counsel & Corporate Secretary, Zarlink
Scott Coombes, Corporate Controller, Zarlink
Michael Downey, Director of Finance - Treasury and Accounting Policy, Zarlink
Audit Committee of the Board of Directors, Zarlink
Deloitte & Touche LLP
SNR Denton US LLP